UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑
Form 20-F    ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Part 1 — All issues
Part 2 — Bonus issue or pro rata issue
Part 3 — Quotation of securities
SIGNATURES

METAL STORM LIMITED ACN 064 270 006
CEO Bulletin – September 2009
Brisbane, Australia — Friday 18th September 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Fellow shareholders,
In this CEO Bulletin, I will cover the following:
•	Recent visit by Federal MPs

•	Development of the new 3GL “bullpup”

•	Ammunition qualification

•	MAULTM Development

•	MPM
Federal Labor MPs Visit Metal Storm
Metal Storm took great pleasure recently in hosting a visit by Federal Queensland Labor MPs, the Hon. Arch Bevis and the Hon. Bernie Ripoll.
Arch Bevis, the Member for Brisbane, is Chairman of the Federal Parliamentary Defence Sub-Committee and also Chairman of the Joint Intelligence and Security Committee. Bernie Ripoll is the Member for Oxley and has had an ongoing interest in Metal Storm as the Company’s headquarters in his electorate. He is also a member of the Defence Sub-Committee and Chairman of the Joint Statutory Committee on Corporations and Financial Services.
During the visit, Mr Bevis witnessed a shoulder-firing demonstration of the 3GL at Belmont Range, and was then joined by Bernie Ripoll for a tour of the Metal Storm facilities and a detailed company briefing. Mr Bevis was greatly impressed by the capabilities of the weapon on the range and understood its operational potential.
Senior Metal Storm management stressed to the MPs the technical achievements and export potential for Australia from Metal Storm products and both MPs congratulated Metal Storm on the progress the Company has made on its weapons and munitions development, particularly over the past three years.
Management also outlined the Company’s current financial circumstances and the impact to Metal Storm from the loss of the Commercial Ready innovation grants program, which was axed in the 2008 Federal Budget. Both MPs fully understood the situation and said that they intended to take the message directly back to the relevant ministers in Canberra to push for progress on our behalf.
New 3GL “Bullpup”
The engineering team in Brisbane have continued the development of the 3GL and have been working on a revised “bullpup” configuration. The “bullpup” moniker is normally used to describe assault rifles that have the magazine and working parts behind the pistol grip, resulting in a shorter weapon. By moving the trigger and pistol grip forward and shortening the stock we have created a highly compact standalone weapon that is also ideally suited to mounting on shorter assault rifles.
The new design measures under 600mm, including its shoulder stock, while the three round capacity remains the same. An added benefit when the weapon is mounted to an assault rifle is that the pistol grip provides more stability and precise aim control compared to the original 3GL.
The majority of the components are unchanged from earlier versions, allowing users to choose between the standard version and the “bullpup”. This also allows virtually all of the testing to be valid for both versions, saving time and money in qualification and manufacture.
The revised design also gives other additional features:
•	Support for a wider range of assault rifles, including those that require their magazines to tilt forward in order to reload (e.g. AK weapon range)

•	Improved grip surfaces for handling when wet/muddy

•	Length as a standalone makes it ideal for carriage on a pack or sling if underslung mounting not desired

•	Shorter pistol grip reduces overall depth profile on both underslung and standalone configurations, without sacrificing usability.

Ammunition
In February 2009 Metal Storm certified its 3GL and 40mm ammunition safe for man-firing using non-explosive munitions. Since then it has been perfecting the designs for full qualification with explosive warheads.
Metal Storm’s STORM40 40mm ammunition is expected to pass its Critical Design Review (CDR) in October. This is later than anticipated, as a fine-tuning of tail clip design was needed. The revised design has now passed its series of prequalification tests.
CDR marks the formal end of the development and prequalification phase and entry into the formal qualification process, which is programmed to take about three months. In order to make the qualification process as smooth and as low risk as possible, we have already completed extensive firings at temperatures from -54°C up to 71°C and a barrage of other tests to replicate the testing that forms formal qualification. This testing has been carried out using bench and shoulder firings and has provided a high degree of confidence that formal qualification will be successful. STK has been doing an excellent job as our partner in this pre-qualification and qualification process.
Mission Payload Module (MPM) Contract
Metal Storm Inc. is working intensely on a response to the Request for Proposal (RFP) for the U.S. Marine Corps Mission Payload Module Program released this month. It is expecting to provide a full proposal response to bid for this important program.

MAULTM
Since the last Bulletin, we have continued to market and demonstrate MAUL™ to the Department of Defense, Homeland Security and Law Enforcement communities.
Concurrent with our marketing efforts, we have been expanding the family of munitions to include a buckshot and a number of speciality-less lethal rounds.
MAUL will be formally introduced to the Law Enforcement marketplace at the International Association of Chiefs of Police conference next month in Denver, Colorado.
Share Purchase Plan & Capital Raise
As you are aware, on 31 July 2009, Metal Storm Limited shareholders and noteholders, voted to extend the Company’s convertible notes. The notes were due to mature on 1 September 2009, but it was agreed to extend the notes to 1 September 2011. This extension has allowed us to use the $2,624,900 raised from the successful Share Purchase Plan (SPP) to continue operations and to move forward in discussions with potential investors to raise capital to complete the final phase of our commercialisation process. The Company is currently in ongoing discussions with a number of potential investors and will provide further information to the market when appropriate.
Lee Finniear
CEO Metal Storm
18th September 2009

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear – Chief Executive Officer, Metal Storm Limited – Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
  Metal Storm Limited
ABN
  99 064 270 006
We (the entity) give ASX the following information.
Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued

1.	Secured Convertible Notes
2.	Unquoted options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued

1.	109,504,140 Secured Convertible Notes
2.	a.	78,217,067 unquoted options
	b.	31,250 unquoted options expired 4/9/09
3.	176,756,604 quoted options expired 31/8/09

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 1

Appendix 3B
New issue announcement

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1.	Secured Convertible Notes:
•	Face Value $0.135
•	Non-interest bearing
•	Mature 1 September 2011
•	Convertible on the first business day of each quarter prior to maturity, on maturity, or within 15 business days after the date of a takeover notice
•	Conversion price is the lesser of $0.135 per share or 90% of the VWAP during the business days immediately preceding the conversion date, rounded to the nearest cent.
2.	a. Unquoted options
•	Exercise price of $0.001
•	Expire three years after the date of issue

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:
•	the date from which they do
•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

1.	Convertible Notes - No
Secured convertible notes are secured by a fixed and floating charge over the assets of the company and rank ahead of interest bearing notes in that respect. They can be converted into ordinary shares of the Company that rank equally in all respects with the existing ordinary shares.

2.	Unquoted options - Yes

5	Issue price or consideration

1.	Nil
2.	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

1.	& 2. Issue of 109,504,140 secured convertible notes and 78,217,067 unquoted options in accordance with the terms of the election booklet and prospectus issued on 12 August 2009.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates

   24 September 2009

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 2

Appendix 3B
New issue announcement

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class

745,582,288	Ordinary Shares

109,504,140	Secured Convertible Notes

33,367,055	Interest Bearing Convertible Notes

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class

91,877,067	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)
N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 3

Appendix 3B
New issue announcement

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 4

Appendix 3B
New issue announcement

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 5

Appendix 3B
New issue announcement

Part 3 – Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐
All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or
documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 6

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 7

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 24 September 2009
~~(Director~~/Company secretary)
Print name: Peter Ronald Wetzig
== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 8

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 24 Sept 2009 is represented by:

Expiry Date	Exercise Price A$	Number
30-Sep-09	0.400	62,500
14-Oct-09	0.400	125,000
24-Nov-09	0.400	6,250
4-Dec-09	0.400	31,250
7-Dec-09	0.400	12,500
31-Dec-09	0.400	150,000
18-Mar-10	0.400	20,000
31-Mar-10	0.400	200,000
21-Jun-10	0.400	578,750
24-Jun-10	0.400	1,990,000
30-Jun-10	0.400	200,000
30-Sep-10	0.400	200,000
31-Dec-10	0.400	218,750
31-Mar-11	0.400	193,750
28-Apr-11	0.400	940,000
30-Jun-11	0.400	818,750
2-Jul-11	0.010	5,000,000
30-Sep-11	0.400	125,000
27-Oct-11	0.400	506,250
31-Dec-11	0.400	193,750
8-Mar-12	0.180	1,000,000
31-Mar-12	0.400	193,750
30-Jun-12	0.400	193,750
24-Sept-12	0.001	78,217,067
30-Sep-12	0.400	193,750
31-Dec-12	0.400	168,750
31-Mar-13	0.400	168,750
30-Jun-13	0.400	168,750

		91,877,067

METAL STORM LIMITED ACN 064 270 006
Implementation of Convertible Notes Restructure
Brisbane, Australia – 24 September 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm confirms that the restructure of its convertible notes (Notes) under the Election Booklet and Prospectus announced on 12 August 2009 has now been completed.
The Company received 396 elections to hold Secured Notes in respect of 109,504,140 or approximately 77% of the Notes on issue. These notes have now become Secured Notes.
Metal Storm is pleased to announce that, due to Noteholders’ strong support for the restructure, the Secured Notes have met listing requirements and are expected to commence trading on ASX from Monday, 28 September 2009. The Secured Notes will trade under the code: MSTGA.
As set out in the Election Booklet and Prospectus, Noteholders that elected to hold Secured Notes were today issued New Options on the basis of 5 New Options for every 7 Secured Notes held. A total of 78,217,067 New Options were issued to Secured Noteholders. The New Options will not be quoted on ASX.
The Company confirms that its existing Notes, known as Interest Bearing Notes, will continue to be quoted on ASX under the code MSTG.
The Board would like to thank the Noteholders for their strong support of the Company during this process.

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Metal Storm Limited ABN 99 064 270 006
Top 20 Holders of Secured Notes
24 September 2009

		Secured Notes
Rank	Name	Elected	Percent
1	NATIONAL NOMINEES LIMITED	65,175,812	59.52%
2	HARMONY INVESTMENT FUND LTD	32,726,847	29.89%
3	NASFUND CONTRIBUTORS SAVINGS & LOAN SOCIETY	1,250,000	1.14%
4	MR GRAHAM BUGDEN	1,000,000	0.91%
5	MS INVESTMENTS NO 2 PTY LTD	1,000,000	0.91%
6	DELPHI SYSTEMS PTY LTD	514,280	0.47%
7	MR MICHAEL GRANT RING	492,595	0.45%
8	MURRELL AAA PTY LTD	402,112	0.37%
9	MRS WENDY O’MORE	332,384	0.30%
10	MR DEAN BUTTON	264,814	0.24%
11	LISAB PTY LTD	260,000	0.24%
12	MR ROGER MORGAN	205,472	0.19%
13	MRS SILKE PANOS & MR CHARLES PANOS	197,129	0.18%
14	MR CONRAD SILVESTER & MRS JANE ELEANOR SILVESTER	196,893	0.18%
15	MR ANDREW BUGDEN	150,000	0.14%
16	DAYDREAMERS PTY LTD	130,076	0.12%
17	MAXWILD PTY LTD	119,995	0.11%
18	MR MICHAEL ANDREW PETTY & MRS SUSAN LILLIAN PETTY	112,308	0.10%
19	ABBOTSFIELD PTY LTD	108,398	0.10%
20	MR IAN KENNETH LIDDELL & MRS MIRELLA LIDDELL	100,000	0.09%
		104,739,115	95.65%

Metal Storm Limited ABN 99 064 270 006
Top 20 Holders of Interest Bearing Notes
24 September 2009

		Interest Bearing
Rank	Name	Notes	Percentage
1	PNG PORTS CORPORATION LIMITED	22,500,000	67.43%
2	RAIBUS SECURITY SERVICES LTD	1,051,961	3.15%
3	MR ANDREW WINSTON DOYLE	909,558	2.73%
4	DUPA LTD	861,775	2.58%
5	MR ALFRED JOHN MILANI & MRS JENNIFER JAYE MILANI	750,000	2.25%
6	CENTURA PTY LTD	335,582	1.01%
7	KEONG LIM PTY LIMITED	313,247	0.94%
8	PAPUA NEW GUINEA MAMA GRAUN CONSERVATION TRUST FUND	250,000	0.75%
9	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	240,000	0.72%
10	GOFFACAN PTY LTD	231,200	0.69%
11	MR STEPHEN DAVID VEALE	201,870	0.60%
12	MS JENNIFER MARGARET CHILLINGWORTH	200,000	0.60%
13	KAJAM PTY LIMITED	200,000	0.60%
14	EVANGELICAL CHURCH OF PAPUA NEW GUINEA	162,500	0.49%
15	MR CHRISTOPHER IAN WALLIN & MS FIONA KAY WALLIN & MS ANN CATHERINE WALLIN	149,589	0.45%
16	ANZ NOMINEES LIMITED	137,724	0.41%
17	MS LORNA MAY BACKHOUSE	119,193	0.36%
18	LINDWAY IVNESTMENTS PTY LTD	118,303	0.35%
19	MUSIROU MANDIOL	112,931	0.34%
20	MR ARTHUR MATTHEW BUGDEN & MRS WENDY JOYCE BUGDEN	111,591	0.33%
		28,957,024	86.78%

Metal Storm Limited ABN 99 064 270 006
Top 20 Holders of New Options
24 September 2009

Rank	Name	New Options	Percent
1	NATIONAL NOMINEES LIMITED	46,554,151	59.52%
2	HARMONY INVESTMENT FUND LTD	23,376,319	29.89%
3	NASFUND CONTRIBUTORS SAVINGS & LOAN SOCIETY	892,857	1.14%
4	MR GRAHAM BUGDEN	714,285	0.91%
5	MS INVESTMENTS NO 2 PTY LTD	714,285	0.91%
6	DELPHI SYSTEMS PTY LTD	367,342	0.47%
7	MR MICHAEL GRANT RING	351,853	0.45%
8	MURRELL AAA PTY LTD	287,222	0.37%
9	MRS WENDY O’MORE	237,417	0.30%
10	MR DEAN BUTTON	189,152	0.24%
11	LISAB PTY LTD	185,714	0.24%
12	MR ROGER MORGAN	146,765	0.19%
13	MRS SILKE PANOS &	140,806	0.18%
14	MR CONRAD SILVESTER &	140,637	0.18%
15	MR ANDREW BUGDEN	107,142	0.14%
16	DAYDREAMERS PTY LTD	92,911	0.12%
17	MAXWILD PTY LTD	85,710	0.11%
18	MR MICHAEL ANDREW PETTY & MRS SUSAN LILLIAN PETTY	80,220	0.10%
19	ABBOTSFIELD PTY LTD	77,427	0.10%
20	MR IAN KENNETH LIDDELL & MRS MIRELLA LIDDELL	71,428	0.09%
		74,813,643	95.65%

Metal Storm Limited ABN 99 064 270 006
Distribution of new securities holdings
24 September 2009

Number of securities				Interest
held			Secured Notes	Bearing Notes	New options
1	—	1,000	51	163	75
1,001	—	5,000	119	246	130
5,001	—	10,000	75	53	62
10,001	—	100,000	132	106	114
100,001		and over	19	21	15
			396	589	396

METAL STORM LIMITED ACN 064 270 006
Despatch of holding statements for Notes Restructure
Brisbane, Australia – Friday, 25 September 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Following implementation of the Notes Restructure announced yesterday, Metal Storm confirms that holding statements for the Secured Notes and New Options have now been despatched.
The Secured Notes are expected to commence trading on ASX under code MSTGA from Monday, 28 September 2009.
END
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear – Chief Executive Officer, Metal Storm Limited – Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.
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MARKET RELEASE
28 September 2009
Metal Storm Limited
REINSTATEMENT TO OFFICIAL QUOTATION
The suspension of trading in the 10% convertible notes maturing on 1 September 2011 (“Convertible Notes”) of Metal Storm Limited (the “Company”) will be lifted from the commencement of trading today, following the receipt of announcements regarding the implementation of the Convertible Notes restructure.
Please note that quotation of the Company’s new line of secured convertible notes will commence from the commencement of trading today under the security code “MSTGA”.

Security Codes:	MSTG
MSTGA
Rohan Abeyewardene
Senior Adviser, Issuers (Brisbane)
MST2009.09.28reinstatement-rma

METAL STORM LIMITED ACN 064 270 006 Market Release to Port Moresby Stock Exchange
Brisbane, Australia – Monday, 28 September 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
The following company announcement will be release shortly to the Port Moresby Stock Exchange Limited (PoMSOX) where the Company’s interest bearing convertible notes are listed.
END
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

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METAL STORM LIMITED ACN 064 270 006
Implementation of Convertible Notes Restructure
Brisbane, Australia – 28 September 2009: Metal Storm Limited (PoMSOX Code: MSTG).
Metal Storm confirms that the restructure of its convertible notes (Notes) under the Election Booklet and Prospectus announced on 12 August 2009 has now been completed.
The Company received 396 elections to hold Secured Notes in respect of 109,504,140 or approximately 77% of the Notes on issue. These notes have now become Secured Notes.
Metal Storm is pleased to announce that, due to Noteholders’ strong support for the restructure, the Secured Notes have met Australian Securities Exchange (ASX) listing requirements and are expected to commence trading on ASX under the code MSTGA from today.
The Company confirms that its existing Notes, known as Interest Bearing Notes, will continue to be quoted on ASX and PoMSOX under the code MSTG.
The Company will, subject to satisfying Port Moresby Stock Exchange Limited’s (PoMSOX) listing requirements, proceed with seeking listing of the secured notes on PoMSOX and will advise the market further when this process is completed.
The Board thanks the Noteholders for their strong support of the Company during this process.
END

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: October 2, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary